[Letterhead of I-Bankers Securities, Inc.]

November 29, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

Facsimile: (202) 770-9205

RE:	Trans-India Acquisition Corporation
Registration Statement on Form S-1, as amended
File No. 333-136300

Ladies and Gentlemen:

I-Bankers Securities, Inc., as the representative of the several underwriters (the “Representative”), respectfully withdraws its current request dated November 21, 2006, for acceleration of the registration statement on Form S-1 of Trans-India Acquisition Corporation (the “Company”). The Representative intends to submit a revised acceleration request at a later date in coordination with the Company.

Sincerely,

I-BANKERS SECURITIES, INC.

/s/    SHELLEY GLUCK

Shelley Gluck

President